Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Canada Provides Project Update and Announces Presentation at the
     FirstEnergy/Societe Generale Global Energy Conference

     TSX: OPC

     CALGARY, Oct. 2 /CNW/ - OPTI Canada Inc. (OPTI) announced today the following update of its progress on Phase 1 of the Long Lake Project (the
Project).
     Final pre-operational testing of the Upgrader is ongoing. The two gasifier trains necessary for start-up were test-fired with vacuum residue feed in September and testing continues. Once all testing is completed in the gasification unit, we will be ready to begin the coordinated and integrated start-up of all the Upgrader units. The air separation unit is operational, supplying combustion air, liquid oxygen and nitrogen to support gasifier test firing. All other Upgrader silos are operationally ready. In the OrCrude(TM)
unit, the distillation units are operating, supplying vacuum residue for gasifier testing with the remainder of the unit ready for start-up. First
Premium Sweet Crude (PSC(TM)) production is now expected in October.
     A number of issues with respect to water treatment and steam generation previously disclosed have been resolved, resulting in a significant ramp-up in steam production. The reliability of our steam assisted gravity drainage
(SAGD) facilities is improving and gross bitumen production during the first half of September averaged 13,200 bbl/d, compared to an average of
11,600 bbl/d in August. Bitumen production volumes for the second half of the month were impacted by a three day plant power outage as well as required repairs of a field emulsion pipeline. Current SAGD production levels plus our capacity to import and process externally sourced bitumen are expected to be sufficient to start-up the Upgrader. We expect to reach full design rates of
72,000 bbl/d of bitumen production, upgraded into 58,500 bbl/d of PSC(TM), in early 2010.
     David Halford, Chief Financial Officer of OPTI, will present an overview of the Company and its progress on the Project at the FirstEnergy/Societe
Generale Globe Energy Conference on Tuesday, October 7, 2008, 3:00 PM GMT
(8:00 AM MST) from the Renaissance Chancery Court in London, UK.
     The presentation will be audio broadcast via live and archived webcast and may be accessed at http://remotecontrol.jetstreammedia.com/15293. The webcast will also be available on the OPTI website located under
"Presentations and Webcasts" within the Investors section for a period of
30 days.

     About OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.
     Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.

     Forward-Looking Statements

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705; OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 20:29e 02-OCT-08